07027970

Electric

November 5th, 2007

RECEIVED
2007 NOV -8 A 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press release:

- Schneider Electric confirms its commitment to promoting women by sponsoring the Chinese Delegation at the 2007 Women's Forum (Annex 1),
- Schneider Electric finalizes acquisition of Pelco, worldwide leader in video security system (Annex 2),
- Schneider Electric in Isère: reconciling growth and responsibility (Annex 3),
- Schneider Electric: HOMES programme off and running (Annex 4),
- Continuation of very robust organic growth in 3rd quarter 2007 (Annex 5),
- Schneider Electric finalizes the divestment of MGE Office protection systems (Annex 6),
- Schneider Electric finalizes the formation of Delixi Electric, the new China partnership in low voltage products (Annex 7).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Very truly yours,

Secretary of the Board
Philippe BOUGON

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 961 285 360 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre

Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Merlin Gerin
Square D
Telemecanique

Press release

Schneider Electric confirms its commitment to promoting women by sponsoring the Chinese Delegation at the 2007 Women's Forum

Deauville, October 11, 2007 – This year sees a unique initiative for the Women's Forum, which will be held in Deauville from October 10 to 13, 2007 – focused on the topic of "Reinforcing confidence in our societies": the visit by a delegation of 50 Chinese women representing the role that women now intend to play in China. They are coming from different areas such as press, communications, bank, counsel or industry. All decision-makers, they will attend conferences and debates and share with other women their vision regarding the economic and societal subjects that are at the core of the preoccupations of our era.

Schneider Electric: a strong commitment in favour of gender equality

Schneider Electric's participation clearly indicates its engagement to promote the place of women within the company and its commited action in favour of greater professional equality and the importance of China in its strategy of growth.

"We are dealing with a society in movement, which is transforming and changing. Today, there is a real need to balance society, because a uniquely masculine society is much too monochromatic. Women have much finer comprehension. For me, the question is simple; I think we cannot succeed if we deprive ourselves of half the brains and half the talent on our planet" said Jean-Pascal Tricoire, President and CEO of Schneider Electric.

In December 2004, Schneider Electric signed a gender equality agreement to encourage gender diversity at every level of the company and reduce wage differential. This clearly defines rights and obligations. In this manner, a whole range of actions are introduced to encourage gender equality and these have three fundamental aims: attracting talents, taking action internally and encouraging women's career development.

1. Attracting talents: recruiting 30% of women Engineers and Managers at the end of 2007

✓ **Towards more women recruitment:** As an industrial company, Schneider Electric attracts a majority of men. To redress this imbalance, recruitment is more oriented towards women. For example, 25 % of the group's Engineers and Managers are now women, compared with a proportion of 24 % graduating from engineering schools. Another revealing indicator is that, in 2006, 25 % of the women joining the group had an MBA, compared with 21 % in 2005.

The group is interested in hiring young graduates, but also women with 10 years of experience so that they can immediately take up strategic positions...

✓ **"Choose your life":** Schneider Electric sponsored 20 female students from the INSA Lyon and ENSTA Paris engineering schools. The aim was to help these engineering graduates structure their careers by enabling them to participate in three-month internships with personalised monitoring. The project is being repeated this year with 30 students and 3 partner schools.

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax. +33 (0)1 41 29 71 95
veronique.moine@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Communiqué de presse (p. 2)

2. Acting internally: more women to access strategic positions

- ✓ **Programmes to bring out women high potential:** Schneider Electric has introduced processes to identify women talents and to accelerate their careers. One of these aims to identify 100 women with high potential, to set up a think-tank and set out 10 major actions to be taken up in the company, with the aim of promoting the place of women.
  This initiative is an extension of the People Review set up by the group to identify women potential around the world and in the group's units and follow their careers path.

- ✓ **Enabling women to access strategic positions:** Traditionally made up of men, Schneider Electric's Executive Committee welcomed its first women in June 2007 with the appointment of Karen Ferguson as Executive Vice President Human Resources.
  Another woman present at a high level: Mariam Diakité Bamba, Country Manager for Côte-d'Ivoire, Niger, Burkina Faso, Benin, Togo and Guinea Conakry.

3. Encouraging women's career development: 20% of women in international mobility programmes

- ✓ **Promoting career development:** Set up in 2001, the Marco Polo programme enables new hires to work abroad. The first class was exclusively male. In 2006, 23 % of the programme's participants were women.
  In addition, Schneider Electric ensures that, in its international mobility programmes 20 % of the participants are women.
  Another initiative introduced: training programmes delivering diplomas or certification have been set up to encourage women's professional advancement and develop gender diversity in traditionally male jobs. In 2006, 1,438 women, including 361 Engineers and Managers, did one or more internships.

- ✓ **Greater flexibility for mothers:** In the group, it is perfectly possible for a woman to hold a demanding, strategic job working on a chosen schedule.
  Two inter-company day-care centres have been opened so that mothers can enjoy the same career development as their male colleagues by enabling a better work/life balance.
  So, in September 2006, the Eybens (Isère) day-care centre enrolled 45 children of Schneider Electric employees, while the Rueil-Malmaison centre – opened in February 2006 – offered 20 cots.
  The extensive open hours (8 a.m. to 8 p.m.) are adapted to the professional activities of the parents, providing working mothers with greater flexibility.

About Schneider Electric

The world leader in electrical distribution and automation & control, Schneider Electric develops a global offer of products and services for the residential, buildings, industry, energy and infrastructures markets. In 2006, the 112,000 employees of Schneider Electric generated sales of €13.7 billion through 15,000 sales outlets in 190 countries.

Schneider Electric
Giving the best of the New Electric World
to everyone, everywhere at any time

Contact Presse
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax. +33 (0)1 41 29 71 95
veronique.moine@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Schneider Electric

Press Release

Schneider Electric Finalizes Acquisition of Pelco, Worldwide Leader in Video Security Systems

Rueil-Malmaison, October 17th, 2007 – Schneider Electric completed yesterday the acquisition of Pelco, a worldwide leader in the design, development and manufacturing of video security systems.

With the acquisition of Pelco, Schneider Electric significantly reinforces the offering of its Building Automation business, which encompasses power and HVAC control, electronic security and fire safety, and increases its ability to provide integrated solutions.

Schneider Electric has acquired all shares of Pelco for a total consideration of $1,540 million, including an enterprise value on a cash-free debt-free basis of $1,220 million and the net present value of a tax benefit resulting from the step-up of Pelco's assets of $320 million.

Pelco will be consolidated in Schneider Electric's accounts as of October 16th, 2007.

About Pelco

Pelco is a world leader in the design, development and manufacture of video security systems and supporting equipment. The company is based in Clovis, US-California and has 2,200 employees worldwide. Its key products include Domes, IP Systems, Digital Video Recorders. It recorded sales of $506 million in 2006, of which 36% outside the US, with an EBITDA of $46 million and an EBITA of $30 million. www.pelco.com

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. It anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated sales of €13.7 billion in 2006 through more than 15,000 distributor outlets. www.schneider-electric.com

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89

Contact APC:
Investor Relations
Debbie Hancock
tel: +(1) 401 789 5735, ext. 2994
Media
Chet Lasell
tel: +(1) 401 789 5735, ext. 2693

Communiqué de presse

Schneider Electric in Isère: reconciling growth and responsibility

Eybens, October 22, 2007 - Schneider Electric has renewed its commitment to Sustainable Development in the Isère region by organising a debate on the theme of "Economy, environment and the social field: how can we reconcile growth and responsibility?"

The debate will be held at Electropole, Schneider Electric's new R&D site. Michel Destot, Mayor of Grenoble, will be present alongside Schneider Electric represented by Claude Graff, Executive VP Renewable Energy Activities, Eric Pilaud, Executive VP Strategy, Customers and Technology, Eric Rondolat, Executive VP Power Distribution BU, and Gilles Vermot Desroches, Senior VP Sustainable Development. The International Polar Foundation, represented by its Executive Director Thierry Touchais will present its actions towards a better understanding climate change.

Consuming less, producing better, improving energy efficiency, protecting the environment, contributing to the development of renewable energy and making a commitment to the education and training of young people: these major vectors of sustainable development are so many opportunities for growth for Schneider Electric, which help its customers to reach their objectives in this field and encourage continuous improvement throughout the company.

"For a long time, growth and responsibility have been considered paradoxical. Today, it is possible to meet our responsibilities – whether these are social, environmental or economic – and create growth. It is important to remind ourselves of our commitment and our action plans", explains Eric Pilaud, Executive VP Strategy, Customers and Technology.

"The Grenoble basin is one of the historic birthplaces of Schneider Electric. Today, we account for 6,300 jobs in the region and we have accompanied 106 enterprise-creating employees over the past four years. In the field, we participate in many training and insertion systems. Working in the direction of our responsibilities is capital", adds Gilles Vermot Desroches, Senior VP Sustainable Development.

1. Schneider Electric in Isère: when responsibility and growth go together

✓ **Strengthening the local economic fabric by supporting enterprise creation:** Since 1994, SIE (Schneider Electric Initiatives for Employment) has been supplying its know-how to employees creating or taking over businesses. The employees benefit from accompaniment that includes help in constructing the project (at the legal, financial, commercial and technical levels), financial grants, and project follow-up over three years. In Isère, **106 employees have benefited from SIE,** with a success rate of 80% over three years.
Schneider Electric also belongs to the "Isère Entreprendre" network of companies, which aims to develop local economic dynamism by accompanying people creating or taking over promising small businesses with job creation potential.

✓ **Working for the professional insertion of youngsters and people with disabilities**
In Isère, Schneider Electric – via its Paul-Louis Merlin technical school – offers under-achieving school students accelerated training to prepare them for national diplomas. This concerns training for the BEP in electro-technical professions (1 year) and the BAC STI in electro-technical engineering. The results obtained in 2006 were eloquent - **100% success in the BEP and the BAC.**

Merlin Gerin
Square D
Telemecanique

Presse Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax. +33 (0)1 41 29 71 95
veronique.moine@schneider-electric.com
www.schneider-electric.com

Fondation Contact
Schneider Electric
Patricia Benchenna
Tel. +33 (0)1 41 29 88 70
patricia.benchenna@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Press release

Schneider Electric also deploys other means, such as:
- the sandwich course system; at the end of 2006, the group welcomed 818 sandwich course interns, **including 284 in Isère,**
- CARED (return to durable employment contract), which enables young people with difficulties to have access to jobs leading to durable professional insertion; **10 contracts were signed in 2006 in Isère,**
- CIPI, the temporary professional insertion contract, which brings together theoretical training and temporary work for three months. **The first 2 CIPIs resulted in 50% durable professional insertion,**
- Operation "100 chances – 100 jobs, which aims to facilitate access to durable employment for 100 young adults from the Villeneuve quarter, Grenoble's Olympic Village. The operation pilot phase, launched in 2006, is shaping up satisfactorily with an expected result of **60% positive graduates in 3 years (a Fixed-term contract of over 6 months, an open-ended contract and a qualifying training course).**

- In addition, Schneider Electric is committed to an active policy to encourage the employment of people with disabilities.
In 2006, the group had 475 employees with disabilities in France, including **222 in Isère.** €10 million is sub-contracted to the protected sector in France, including **€2.5 million in Isère.**

✓ **Durable commitment to associations in the Isère region**
Since 1998, Schneider Electric has supported concrete and durable projects by encouraging education, training and accompaniment and by giving employees incentives to participate via partnerships with associations:
- **Sport in the city**: this involves offering children with social difficulty a real chance of insertion through sport,
- **Unis-Cité**: this association aims to develop the voluntary commitment of young people to the city by proposing missions of public utility, while providing material support in drawing up their project for the future. Schneider Electric spots the youngsters suitable for sandwich training courses,
- **the Telemaque Foundation:** this awards grants –from junior high to Baccalaureate – to talented, motivated students from underprivileged backgrounds, while accompanying them through a tutor in each partner company, including Schneider Electric,
- **the Pin de Vie association**: this welcomes people with great difficulties on natural space management projects.

2. Investment in R&D for innovative solutions in the field of energy efficiency and renewable energy
The need for effective, economical and reliable energy has made energy efficiency a pillar of the group's strategy and one of its levers of growth.
This performance calls for constantly renewed and ever more innovative solutions, and therefore calls for consequent investment in Research and Development (5% of Schneider Electric's turnover),
- Schneider Electric devotes **5% of its turnover to R&D, employs 6,500 researchers** and has close to 50 offer creation centres in 25 countries,
- In Isère, the group has **2 research centres** – Technopole and Electropole – and presides over 2 competitiveness clusters in the region: Minalogic, presided by Eric Pilaud, and Tenerrdis with Claude Graff,
- **The Electropole R&D centre** displays a global offer in building technical management, such as solar thermal collectors on the roof or photovoltaic cells producing electricity. Already, in Electropole, the restaurant's hot water, for example, is supplied by solar energy

Presse Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax. +33 (0)1 41 29 71 95
veronique.moine@schneider-electric.com
www.schneider-electric.com

Fondation Contact
Schneider Electric
Patricia Benchenna
Tel. +33 (0)1 41 29 88 70
patricia.benchenna@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Press release

- **The HOMES programme,** including the team based in Electropole, which aims to reach 20% energy savings in buildings has received the go-ahead from the European Commission. Schneider Electric will create 40 jobs to complete the team.
- Schneider Electric has also become involved in the field of **"clean" energy** by creating a new business unit dedicated to renewable energy in general and solar energy in particular. Its objective is to propose the widest reaching solutions and services for the tertiary and domestic markets, as well as for solar farms.

3. The Planet and Society Barometer: measuring performance in terms of responsibilities
This is an educational tool, which aims to measure the group's performance in terms of responsibilities regarding:
- its employees, by reducing the number of days lost through work accidents by 20%. **In Isère, this figure was reduced by 27% between 2005 and 2006.**
- the environment, by making certification of its industrial sites a priority. All Schneider Electric sites are ISO 14001 certified, **including 6 in Isère**
- society: **in Isère, 70% of the sites are involved with 14 associations.**

About Schneider Electric
The world leader in electrical distribution and automation & control, Schneider Electric develops a global offer of products and services for the residential, buildings, industry, energy and infrastructures markets. In 2006, the 112,000 employees of Schneider Electric generated sales of €13.7 billion through 15,000 sales outlets in 190 countries.
Schneider Electric
Giving the best of the New Electric World
to everyone, everywhere at any time

Merlin Gerin
Square D
Telemecanique

Presse Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax. +33 (0)1 41 29 71 95
veronique.moine@schneider-electric.com
www.schneider-electric.com

Fondation Contact
Schneider Electric
Patricia Benchenna
Tel. +33 (0)1 41 29 88 70
patricia.benchenna@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

2007 NOV -8 A 12:33

Press release

Schneider Electric: HOMES programme off and running

Rueil-Malmaison, October 24, 2007 - The HOMES programme, steered by Schneider Electric, got the green light from the European Commission in September. The AII (French industrial innovation agency) will finance the programme to the tune of €39 million: aid that will supplement the investment by Schneider Electric and its partners (€50 million).

"The HOMES programme is a unique opportunity to associate with major partners and show our ability to work together to provide solutions for energy efficiency. This programme is the promise of strong innovations, thanks to which, alongside our partners, we can bring to market the products and solutions necessary for greater energy efficiency and develop new services", explains Bernard Larrouturou, Schneider Electric Senior Vice President Innovation .

HOMES: solutions that can be widely deployed with Europe's existing equipment
With an objective of 20% energy saving, the HOMES programme's ambitious aim is to improve the energy efficiency of buildings and the comfort of their occupants through easy to use solutions:

- Attractive to final users via their ease of use, ergonomics, cost, etc.
- Attractive to different professions: investors, architects, design offices and installers,
- Designed for a wide range of buildings, whether residential or tertiary, new, existing or for renovation.

One of the major levers consists of thinking of the building as a system: thanks to communicating sensors spread throughout each zone of the building, the collaboration between the different systems and "active control" of energy, the electricity will be used in an optimal manner. In fact, it will be possible to control electricity use depending on the occupation of the zone, the measure of air quality in a room, the ambient light, etc.

The first mission of the dedicated team: consolidating the existent to prepare for the future
Schneider Electric's HOMES programme dedicated team consists of the Innovation management (in charge of managing the programme) and 4 Group Business Units (Power, Automation, Building Automation, Installation Systems & Control). In the framework of this programme, Schneider Electric will create 40 jobs in the electro-technical fields and the control and software sectors.

The Schneider Electric team will work together with all the partners for a period of four years. They are all European leaders in their respective fields: Ciat, EDF, Philips Lighting, Somfy, ST Microelectronics, TAC, Delta Dore, Polyspace, Radiall, Watteco, Wieland, the CEA, Centre Scientifique et Technique du Bâtiment & Laboratoire IDEA. Designing architectures, starting technical research and pre-development works, setting up platforms to test all the solutions developed: these are the missions the HOMES team should carry out.

Intermediate results will be supplied to the Industrial Innovation Agency every six months, making it possible to follow the progress of the programme and the latest solutions produced. The first stage of this joint work will consist of thinking about existing architectures and the value systems of the solutions to be developed. The objective is to prepare everything to design the prototypes of future products.

Merlin Gerin
Square D
Telemecanique

Contact Presse
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax. +33 (0)1 41 29 71 95
veronique.moine@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Schneider Electric

Press release (p. 2)

About Schneider Electric

The world leader in electrical distribution and automation & control, Schneider Electric develops a global offer of products and services for the residential, buildings, industry, energy and infrastructures markets. In 2006, the 112,000 employees of Schneider Electric generated sales of €13.7 billion through 15,000 sales outlets in 190 countries.

Schneider Electric
Giving the best of the New Electric World
to everyone, everywhere at any time

Merlin Gerin
Square D
Telemecanique

Contact Presse
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax. +33 (0)1 41 29 71 95
veronique.moine@schneider-electric.com
www.schneider-electric.com

DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Schneider Electric

Financial Press Release

Continuation of Very Robust Organic Growth in Third Quarter 2007: +13.8%

- **Reported growth of 28.4%, including APC**
- **High level of growth across Europe**
- **Strong performance confirmed in North America**
- **Sustained high-growth in emerging countries**
- **Organic growth target for full-year 2007 revised upward to 13%**

Rueil Malmaison, October 23, 2007 – Schneider Electric sales for the **third quarter of 2007** totaled **€4,468 million**, up a strong **28.4%** on a current structure and exchange rate basis from the year-earlier period.

Acquisitions contributed a significant €592 million (or 17.0%): primarily APC for €519 million, consolidated since February 15, 2007. The currency effect remained negative, reducing sales by €73 million (or 2.4%).

On a constant structure and exchange rate basis, sales growth was again high at **13.8%** in the third quarter 2007 thanks, in particular, to strong demand for energy efficiency, critical power and investment in infrastructure for water treatment, raw materials extraction and transformation, transportation, data centers, etc.

The breakdown of sales by geographical region was as follows:

€ million	Sales Q3 2007	% change Q3 constant	Sales Nine-month 2007	% change Nine-month constant
Europe	1,916	+12.2%	5,734	+12.3%
North America	1,280	+13.1%	3,567	+12.7%
Asia-Pacific	882	+14.7%	2,358	+15.2%
Rest of the World	390	+22.6%	1,063	+24.1%
Total	**4,468**	**+13.8%**	**12,722**	**+13.9%**

"The very robust double-digit organic growth delivered once again by Schneider Electric in all regions and businesses demonstrates the strength of the Group's growth model and the effectiveness of our strategy to reposition the business over the past few years," noted Jean-Pascal Tricoire, Chairman of the Management Board and CEO. *"The unique positions we have acquired in businesses experiencing structural growth and our targeted deployment in promising markets give us confidence in Schneider Electric's ability to generate healthy and lasting sales growth."*

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 43

Financial Press Release (p. 2)

Growth by geography

Operations in **Europe** posted double-digit growth for the fourth quarter in a row, with sales up a strong **12.2%** from the year-earlier period. Services and energy efficiency solutions continued to enjoy high demand. Activities in Eastern Europe also made a significant contribution, with growth of around 30%, thanks in particular to very buoyant markets in Russia.

In Western Europe, growth was strongest in Spain and the United Kingdom, where sales were lifted by the vibrant energy and infrastructure markets, as well as by tertiary buildings. High industrial investment drove significant increases in Italy and Germany.

In **North America**, sales rose by **13.1%**, slightly above the first half 2007. This reflects good trends in all end-markets, with the exception of residential (only 12% of North America's business). Schneider Electric is reaping the rewards of its strategy to target attractive markets, notably in energy and infrastructure (such as water treatment, data centers, etc.) and address customers' structural needs: energy efficiency, critical power, building control and security, services.

Growth in **Asia-Pacific** reached **14.7%**, reflecting the region's vigorous end-markets, notably in China, where sales continued to rise by around 20%, India and Southeast Asia, thanks to a rebound in Thailand.

Operations in the **Rest of the World** confirmed their powerhouse status, with sales growth of **22.6%**. Sales in the Middle East were lifted by direct and indirect spending stemming from high oil prices. Business in South America and Africa was driven by raw material extraction and transformation, and more generally, by the favorable environment in industry.

Growth by business

€ million	Sales Q3 2007	% change Q3 constant
Electrical Distribution	2,541	+15.5%
Automation & Control	1,217	+10.1%
Critical Power & Cooling Services	710*	NS
Total	**4,468**	**+13.8%**

Organic growth in Electrical Distribution (57% of sales) was higher than in Automation & Control (27% of sales) due to stronger dynamics in the construction and energy markets.

The fast-growing Critical Power and Cooling Services business accounted for 16% of Group sales in the third quarter.

* *Including the small systems business of MGE which divestment should be completed by October 31, 2007*

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

APC-MGE

The new Critical Power and Cooling Services Business Unit, combining APC and MGE operations, delivered sales of **$923 million** over the period, for organic growth of **14%**** in relation to the year-earlier period.

Sales continued to be driven by large systems and related services for enterprise, due to rising demand for protection and energy efficiency solutions in sensitive installations, particularly in the IT industry. Growth was however slightly lower than in the first half due to the deployment of a more stringent project selection policy to improve profitability.

During the period, APC-MGE announced an important partnership agreement with Stulz to provide customers with comprehensive and integrated data center cooling solutions and services.

Recent highlights

Bond issue

On September 25, 2007, Schneider Electric launched a €600 million bond issue with fixed coupon and maturing in January 2015, in order to refinance APC acquisition while extending its average debt duration. This bond issue, rated "BBB+" by Standard & Poor's and oversubscribed more than 9 times, received a very positive response from the market.

Finalization of Pelco acquisition

On October 16, 2007, the Group finalized the acquisition of Pelco, worldwide leader in the design, development and manufacture of video security systems. This acquisition significantly enhances the offering of its Building Automation business – encompassing power, HVAC and electronic security control – and increases its ability to offer integrated solutions.

Approval of Delixi Electric joint venture

On October 16, 2007, the Group received the approval from the Ministry of Commerce of the People's Republic of China for the formation of a Joint-Venture with Delixi Group. The new Joint-Venture named Delixi Electric, where Schneider Electric will own a 50% interest while Delixi Group will hold the other 50%, will focus on the manufacturing, marketing and distribution of Low Voltage products.

** *These data reflect the Critical Power & Cooling Services Business Unit's underlying performance in the third quarter, not the organic growth consolidated by Schneider Electric, since the entire impact of the APC acquisition is recognized under "Changes in scope of consolidation" until February 14, 2008.*

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Financial Press Release (p. 4)

Outlook

The acceleration of Schneider Electric's growth potential reflects the deep transformation and diversity of its **end-markets** exposure following the repositioning of its business portfolio and the integration of APC. The Group's updated exposure is as follows:

End-markets	%
Industry	29%
Buildings	28%
Energy & Infrastructure	18%
Data centers & networks	13%
Residential	12%

Assuming current economic and business conditions, Schneider Electric revised upward to around **13%** its **organic sales growth target** for full-year 2007.

The 2007 full-year results should be impacted by the same factors as the half-year results:
- Selling prices will offset higher raw material costs.
- Gross margin will be negatively impacted by changes in the business mix.
- Industrial productivity gains will continue.
- Support function resources will be carefully increased in emerging markets and new businesses to fuel growth.

****

Fourth-quarter 2007 sales will be released on January 22, 2008 and 2007 full-year results will be presented on February 20, 2008.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time
Schneider Electric, the world's power and control specialist, anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 15,000 distributor outlets.
www.schneider-electric.com

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Financial Press Release (p. 5)

Appendix

Third-quarter 2007 sales by geographical region were as follows:

€ million	Sales Q3 2007	% change Q3 constant	Changes in scope	Currency effect	% change Q3 current
Europe	1,916	+12.2%	+9.8%	+0.1%	+22.1%
North America	1,280	+13.1%	+27.9%	-7.5%	+33.5%
Asia-Pacific	882	+14.7%	+18.7%	-1.0%	+32.4%
Rest of the World	390	+22.6%	+16.6%	-2.3%	+36.9%
Total	**4,468**	**+13.8%**	**+17.0%**	**-2.4%**	**+28.4%**

Sales for the nine months ended September 30, 2007 by geographical region were as follows:

€ million	Sales Nine-month 2007	% change Nine-month constant	Changes in scope	Currency effect	% change Nine-month current
Europe	5,734	+12.3%	+11.2%	+0.2%	+23.7%
North America	3,567	+12.7%	+24.0%	-8.3%	+28.4%
Asia-Pacific	2,358	+15.2%	+16.2%	-2.7%	+28.7%
Rest of the World	1,063	+24.1%	+11.7%	-6.0%	+29.8%
Total	**12,722**	**+13.9%**	**+15.7%**	**-3.2%**	**+26.4%**

Sales for the nine months ended September 30, 2007 by business were as follows:

€ million	Sales Nine-month 2007	% change Nine-month constant	Changes in scope	Currency effect	% change Nine-month current
Electrical Distribution	7,269	+15.7%	+3.0%	-3.2%	+15.5%
Automation & Control	3,622	+9.2%	+3.6%	-3.1%	+9.7%
Critical Power & Cooling Services	1,832	NS	NS	NS	NS
Total	**12,722**	**+13.9%**	**+15.7%**	**-3.2%**	**+26.4%**

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 45

Schneider Electric

Press Release

Schneider Electric finalizes the divestment of MGE Office Protection Systems (the small systems operations of MGE UPS Systems)

Rueil Malmaison, October 31, 2007 – Schneider Electric completed yesterday the divestment of MGE Office Protection Systems to Eaton Corp., as per its prior commitment to the European Commission following the acquisition of APC.

The transaction values the small systems business of MGE UPS Systems (which generated revenues of €156m in 2006) at approximately €425 million (on a debt free cash free basis).

MGE UPS Systems will pursue its operations in large systems and, combined with APC, constitutes the recently established Critical Power and Cooling Services Business Unit of Schneider Electric. Backed by the industry's broadest service organization and an industry leading R&D investment, the Business Unit's 12,000 employees are helping customers to confront today's unprecedented power, cooling and management challenges with the most comprehensive range of product and solutions.

About the Critical Power & Cooling Services Business Unit of Schneider Electric

APC and MGE UPS Systems combined to form the $3 billion (€2.4 billion) Critical Power & Cooling Services Business Unit of Schneider Electric. Together, APC and MGE offer the industry's most comprehensive product and solution range for critical IT and process applications in industrial, enterprise, small and medium business and home environments. APC and MGE solutions include uninterruptible power supplies (UPS), precision cooling units, racks, and design and management software, including APC's InfraStruXure® architecture the industry's most comprehensive integrated power, cooling, and management solution.
www.apc-mge.com

About Schneider Electric

Schneider Electric, the world's power and control specialist, anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 15,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time

Investor Relations:
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact:
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique

Schneider Electric

07 NOV -8 A 12:33

Press Release

Schneider Electric finalizes the formation of Delixi Electric, the new China partnership in Low Voltage products

Beijing, China, October 31, 2007 – Schneider Electric (Euronext: SCHN) completed today the formation of the 50/50 Joint Venture with Delixi Group, following the approval of the Ministry of Commerce of the People's Republic of China and the satisfaction of the other conditions.

This Joint Venture named Delixi Electric will be dedicated to the manufacturing, marketing and distribution of Low Voltage products. It will focus on addressing the Chinese market needs, and, through an exclusive relation with Schneider Electric, will also expand its specific business model into other targeted countries.

Delixi Group is one of the local leaders in the Chinese electrical distribution field employing about 14,000 employees across China. Delixi is recognized as one of China's famous brands.

About Schneider Electric

Schneider Electric, the world's power and control specialist, anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 112,000 employees and operations in 190 countries, Schneider Electric generated revenue of €13.7 billion in 2006 through 15,000 distributor outlets.
www.schneider-electric.com

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time

END

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact:
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46